TILSON INVESTMENT TRUST

c/o The Nottingham Company

116 South Franklin Street

Post Office Box 69

Rocky Mount, North Carolina 27802-0069

252-972-9922

March 6, 2009

VIA EDGAR

==========

Ms. Christina DiAngelo

Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

Office of Disclosure and Review

100 F Street, N.E.

Washington, DC 20549-4720

RE:

Tilson Investment Trust (“Trust”) (File Nos. 333-117597 and 811-21606) Response to review of Form N-CSR for the period ended October 31, 2008, on behalf of the Tilson Focus Fund and the Tilson Dividend Fund, each a series of the Trust (individually “Fund” and collectively, “Funds”)

Dear Ms. DiAngelo:

At your request, this letter is being submitted to the Securities and Exchange Commission (“Commission”) as correspondence. This letter, which has been discussed with you in advance, is in response to oral comments received from you on February 4, 2009 in connection with the Commission Staff’s review of the Trust’s Notification of Late Filing on Form 12b-25 filed December 31, 2008 and the Trust’s Form N-CSR for the reporting period ended October 31, 2008. Set forth below is a summary of the Commission Staff’s comments and the Trust’s responses.

1.

Comment: In a letter to the Trust dated February 3, 2009, the Commission Staff noted that the reasons given for the extension of time in the Notification of Late Filing were found to be insufficient. Please respond to the points raised in the letter.

Response: The comments in the letter are duly noted. Both the late filing and the letter will be discussed at the meeting of the Board of Trustees that is tentatively scheduled for March 31, 2009. The Trust is committed to submitting future filings with the SEC in a timely manner.

2.

Comment: Explain why the Financial Statements in the Form N-CSR did not include note disclosures based on the standards set forth in Statement of Financial Accounting Standards No. 157 (“FAS 157”) despite the previous inclusion of such note disclosure in the Trust’s Form N-Q for the reporting period ended July 31, 2008.

Response: Note disclosures pursuant to FAS 157 were not required for the Form N-Q or the Form N-CSR because these reports concerned the fiscal year that began on November 1, 2007 and related interim periods. However, since early application of the standards set forth in FAS 157 was consistent with, though not required by, the Trust’s procedures for fair value disclosures, the Form N-Q included note disclosures based on the FAS 157 standards. The Trust later withheld such note disclosures until the FAS 157 standards became mandatory and, consequently, the Form N-CSR did not include the note disclosures. The FAS 157 standards are now mandatory for the Trust’s Financial Statements and future reports will include note disclosures based on those standards.

3.

Comment: Explain the difference between the total returns for the fiscal year ended October 31, 2008 reported for each Fund in “Management’s Discussion of Fund Performance” and the “Performance Update” and the total returns reported for each Fund in the “Financial Highlights.”

Response: The total returns reported for each Fund in “Management’s Discussion of Fund Performance” and the “Performance Update,” are based on the net asset value calculated for shareholder transactions, while the total returns reported in the “Financial Highlights” reflect subsequent adjustments to the net asset value made in accordance with accounting principles generally accepted in the United States. The Trust, if applicable in future filings, will footnote the “Financial Highlights” to explain any differences in the total returns reported for the Funds.

4.

Comment: The gross expense ratios reported for each Fund in “Management’s Discussion of Fund Performance” and the “Performance Update” should be footnoted to explain why they do not correspond with the gross expense ratios reported in the “Financial Highlights.”

Response: In order to comply with FINRA Rule 2210(d)(3), the gross expense ratios reported for each Fund in “Management’s Discussion of Fund Performance” and the “Performance Update” are from the Funds’ prospectus dated February 28, 2008. In future filings, the Trust will footnote the gross expense ratios reported in “Management’s Discussion of Fund Performance” and the “Performance Update” to explain that they are from the Funds’ prospectus in effect on the date the Financial Statements are mailed to the Funds’ shareholders.

5.

Comment: The net expense ratios reported for each Fund in “Management’s Discussion of Fund Performance” should be footnoted to make it clear that they are from the “Financial Highlights” for the fiscal year ended October 31, 2008 and not from the same source as the gross expense ratios reported for each Fund in “Management’s Discussion of Fund Performance.”

Response: If applicable in future filings, the Trust will footnote net expense ratios reported in “Management’s Discussion of Fund Performance” so that it is clear which time period they concern.

6.

Comment: In the “Schedule of Investments” for the Tilson Dividend Fund, Prospect Capital Corp. is listed as a common stock holding while “Management’s Discussion of Fund Performance” notes that the issuer is a business development company. Please indicate whether the holding should be listed as an investment company.

Response: Prospect Capital Corp. is a closed-end investment company. The holding will be listed as an investment company in future filings if applicable.

7.	Comment: Do the liabilities reported in the “Statement of Assets and Liabilities” for each Fund include payables to affiliated parties?

Response: There were no payables to affiliated parties to report as liabilities in the “Statement of Assets and Liabilities.” When applicable, the Trust will include a line in the “Statement of Assets and Liabilities” noting payables to affiliated parties.

8.

Comment: With respect to the expense limitation agreement referenced in the section of the notes entitled “Transactions with Affiliates – Advisor,” does the limit on each Fund’s annual operating expenses include acquired fund fees and expenses?

Response: The limit on each Fund’s annual operating expenses does not include acquired fund fees and expenses. The Trust, in future filings, will revise the language in the section of the notes entitled “Transactions with Affiliates – Advisor” to make it clear how acquired fund fees and expenses are treated in connection with the investment adviser’s obligation to limit each Fund’s operating expenses.

9.	Comment: Include a statement in the “Fund Expenses” to make it clear that the expense ratio reported for each Fund for the most recent six-month period is annualized.

Response: The Trust, in future filings, will revise the language in “Fund Expenses” so it is clear that the expense ratio reported for each Fund for the most recent six-month period is annualized.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing. Commission Staff’s comments or changes to disclosure in response to Commission Staff’s comments in the filings reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to the filing. The Trust may not assert Commission Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call the undersigned at (252) 972-9922, extension 249. Thank you for your consideration.

Sincerely,

Tilson Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick

Secretary

cc:	Thomas W. Steed, III

Kilpatrick Stockton LLP

3737 Glenwood Avenue, Suite 400

Raleigh, North Carolina 27612

Michael F. Boyle

Briggs, Bunting & Dougherty, LLP

1835 Market Street, 26th Floor

Philadelphia, Pennsylvania 19103

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